UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

VAALCO Energy, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

91851C201
(CUSIP Number)

ADAM W. FINERMAN, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON NANES DELORME PARTNERS I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,700,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,700,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON NANES BALKANY PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,700,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,700,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON NANES BALKANY MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,700,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,700,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON JULIEN BALKANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,700,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,700,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON DARYL NANES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,700,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,700,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON LEONARD TOBOROFF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON CLARENCE COTTMAN III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 91851C201

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background

Item 2 is hereby amended to add the following:

In connection with the Settlement Agreement described and defined in Item 4, Nanes Delorme Partners is no longer seeking the election of Julien Balkany, Leonard Toboroff and Clarence Cottman III as directors of the Issuer at its 2008 annual meeting of shareholders (the “Annual Meeting”).  As a result, Messrs. Toboroff and Cottman terminated their obligations to act in concert with the other Reporting Persons with respect to the Issuer effective May 23, 2008.  Accordingly, Messrs. Toboroff and Cottman are no longer members of the Section 13(d) group and will cease to be Reporting Persons immediately after the filing of this statement.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer, to the extent required by applicable law.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 23, 2008, Nanes Delorme Partners, Nanes Balkany Partners, Nanes Balkany Management, Julien Balkany and Daryl Nanes (collectively, the “Nanes Parties”) entered into a Settlement Agreement with the Issuer (the “Settlement Agreement”) pursuant to which, among other things, Nanes Delorme Partners has withdrawn its nomination of Julien Balkany, Leonard Toboroff and Clarence Cottman III for election as directors at the Annual Meeting and has terminated its solicitation of proxies with respect to the Annual Meeting.  Under the terms of the Settlement Agreement, the Issuer agreed to increase the size of its Board of Directors (the “Board”) to eight members from seven and to use its commercially reasonable efforts to appoint a new director to the Board within 120 days of the date of the Settlement Agreement.  Such director will be selected by the Issuer’s Nominating and Corporate Governance Committee and will be an “independent director” under the New York Stock Exchange rules and will be an individual with meaningful experience in the financial services industry, including hedge funds, private equity or venture capital.  The Issuer further agreed to submit and support for shareholder approval at the annual meeting of stockholders to be held in 2009 (the “2009 Meeting”), a binding resolution to declassify the Board and provide for the annual election of all directors.  The Issuer will also, as previously announced, submit for shareholder approval at the 2009 Meeting, the ratification of the Shareholder Rights Plan and, if not ratified by shareholders at the 2009 Meeting, terminate the plan.  The Issuer also agreed to separate the roles of Chief Financial Officer and President and, as soon as practicable, to hire a new Chief Financial Officer.  Upon such hiring, Russell Scheirman will resign as Chief Financial Officer of the Issuer but would remain as President.

CUSIP NO. 91851C201

Pursuant to the Settlement Agreement the Nanes Parties agreed to cause all Shares for which they have the right to vote as of the record date for the Annual Meeting to be present for quorum purposes and to be voted in favor of each director nominated and recommended for election by the Board.  The Nanes Parties also agreed, for three years from the date of the Settlement Agreement, not to engage in certain actions regarding the Issuer, including, among other things, the acquisition of additional of the Issuer’s securities and the solicitation of proxies regarding voting of the Issuer’s securities, without the written consent of the Issuer.

In addition, the Issuer and the Nanes Parties agreed to stipulate to the voluntary dismissal with prejudice of all claims between each other in the action entitled “VAALCO Energy, Inc. v. Nanes Delorme Partenrs I LP, Nanes Balkany Partners LLC, Nanes Balkany Management LLC, Julien Balkany, Daryl Nanes and Pilatus Energy, S.A.”, Case No. 4:08-cv-01484.  The Issuer and the Nanes Parties further agreed to release and discharge claims against each other and Leonard Toboroff and Clarence Cottman III arising prior to the date of the Settlement Agreement.

The foregoing description of the Settlement Agreement is not complete and is qualified in its entirety by reference to its full text.  A copy of the Settlement Agreement is filed as an exhibit hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 23, 2008, the Reporting Persons entered into the Settlement Agreement as discussed in further detail in Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Settlement Agreement by and among VAALCO Energy, Inc., Nanes Delorme Partners I LP, Nanes Balkany Partners LLC, Nanes Balkany Management LLC, Julien Balkany and Daryl Nanes dated May 23, 2008.

CUSIP NO. 91851C201

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2008	NANES DELORME PARTNERS I LP

	By:	Nanes Balkany Partners LLC General Partner

By:	/s/ Daryl Nanes
Name: Daryl Nanes Title: Managing Member

NANES BALKANY PARTNERS LLC

By:	/s/ Daryl Nanes
Name: Daryl Nanes Title: Managing Member

NANES BALKANY MANAGEMENT LLC

By:	/s/ Daryl Nanes
Name: Daryl Nanes Title: Managing Member

/s/ Julien Balkany
JULIEN BALKANY

/s/ Daryl Nanes
DARYL NANES

/s/ Daryl Nanes
DARYL NANES as Attorney-In-Fact for Leonard Toboroff

/s/ Daryl Nanes
DARYL NANES as Attorney-In-Fact for Clarence Cottman III

CUSIP NO. 91851C201

EXHIBIT LIST

Exhibit

99.1	Settlement Agreement by and among VAALCO Energy, Inc., Nanes Delorme Partners I LP, Nanes Balkany Partners LLC, Nanes Balkany Management LLC, Julien Balkany and Daryl Nanes dated May 23, 2008.